

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 13, 2013

<u>Via E-mail</u>
Mr. Javier Diaz Fajardo
Vice President of Investor Relations
Grupo Aval Acciones Y Valores S.A.
Carerra 13 No. 26A-47
Bogota D.C., Columbia

Re: **Grupo Aval Acciones Y Valores S.A.**
            Annual Report on Form 20-F
            Filed April 30, 2012
            File No. 000--54290

Dear Mr. Fajardo:

    We completed our review of your filing on December 20, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Todd K. Schiffman

                        Todd K. Schiffman
                        Assistant Director